NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

MATERIAL CHANGE REPORT

1.

Name and Address of Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. (« Neptune »)

2740 Pierre-Péladeau Avenue, Suite 200, Laval, Québec, H7T 3B3

2.

Date of Material Change

August 13, 2007.

3.

News Release

Neptune released through CNW a press release dated August 13, 2007 indicating the material change.

4.

Summary of Material Change

Neptune to begin trading on NASDAQ.

5.

Full Description of Material Change

Neptune announced that its shares began trading on the NASDAQ Stock Market under the symbol NEPT on August 13, 2007.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Non-applicable.

7.

Omitted Information

Non-applicable.

8.

Executive Officer

For further information regarding the material change mentioned herein, please contact either Mr. John Tsemberides, from ROI Group LLC at 212.495.0743 or john@roiny.com or Mr. André Godin from Neptune at a.godin@neptunebiotech.com.

9.

Date of Report

Dated this October 2, 2007, in Laval, Québec.